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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

           Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                           FOR THE MONTH OF JUNE 2002

                       ---------------------------------

                        COMMISSION FILE NUMBER 000-30744

                               [360networks LOGO]

                                360networks inc.
                           (Exact name of registrant)

                         1500-1066 WEST HASTINGS STREET,
                          VANCOUVER, BRITISH COLUMBIA,
                                 CANADA V6E 3X1
                    (Address of principal executive offices)

                                  604 681 1994
                         (Registrant's telephone number)

                       ---------------------------------


Indicate by check mark whether the registrant files or will file annual reports
under cover Form 20-F or Form 40-F.     Form 20-F /X/ Form 40-F / /

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.     Yes / / No /X/

This Form 6-K Report of Foreign Issuer is incorporated by reference into the Registration Statement on Form S-8 of 360networks inc. (Registration No. 333-39774) and the Registration Statement on Form F-3 of 360networks inc. (Registration No. 333-54174).
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INDEX

     NEWS RELEASE ISSUED JUNE 17, 2002

     360networks announced the company continues to defer the issuance of its 2001 annual and first quarter 2002 financial results, and the related management's discussion and analysis.

BASIS OF PRESENTATION

As used in this report, unless the context otherwise indicates, the terms "we," "us," "our" and similar terms, as well as references to "360networks" or the "Company", means 360networks inc.

FORWARD-LOOKING INFORMATION

This document contains forward-looking statements that involve a number of risks and uncertainties. A forward-looking statement is usually identified by our use of certain terminology, including "believes," "expects," "may," "will," "should," "seeks," "pro forma," "anticipates" or "intends" or by discussions of strategy or intentions. This document contains information about management's view of 360networks' future expectations, plans and prospects that constitute forward-looking statements for purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those indicated by these forward-looking statements as a result of a variety of factors including, but not limited to, the doubt as to 360networks' ability as a going concern, risks associated with efforts to restructure the obligations of 360networks, risks associated with proceedings commenced by 360networks and its subsidiaries under the Companies' Creditors Arrangement Act in Canada and the United States Bankruptcy Code, competitive developments, risks associated with 360networks' growth, regulatory risks, and other factors.

In addition, forward-looking statements depend upon assumptions, estimates and dates that may not be correct or precise and involve known and unknown risks, uncertainties and other factors. Accordingly, a forward-looking statement in this document is not a prediction of future events or circumstances, and those future events or circumstances may not occur. Given these uncertainties, you are warned not to rely on the forward-looking statements. Neither we nor any other person assumes responsibility for the accuracy and completeness of these statements. Except for ongoing obligations under securities laws to disclose all material information to investors, we are not undertaking any obligation to update these forward-looking statements to reflect actual results, changes in assumptions or changes in factors affecting such forward-looking statements, or to publicly announce the results of any changes to our forward-looking statements due to future events or developments.


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NEWS RELEASE - JUNE 17, 2002

                360NETWORKS CONTINUES TO DEFER ISSUING FINANCIAL
                  RESULTS AS IT DEVELOPS A REORGANIZATION PLAN

Vancouver - 360networks today announced the company continues to defer the issuance of its 2001 annual and first quarter 2002 financial results, and the related management's discussion and analysis. The statements were due on May 21, 2002 and May 30, 2002 respectively.

As announced previously, the company continues to develop a plan of reorganization with its senior bank lenders and unsecured creditors. Until a plan is finalized, 360networks is unable to complete the applicable financial statements and related documents.

360networks is complying with the provisions of the Alternate Information Guidelines contained in the Ontario Securities Commission Policy 57-603, which includes issuing a default status report every two weeks.

Monthly reports filed by the Canadian court-appointed Monitor about 360networks' operations, finances and restructuring efforts are available in the Restructuring section of the company's Web site at www.360.net.

ABOUT 360networks

360networks offers optical network services to telecommunications and data communications companies in North America. The company's optical mesh fiber network spans approximately 40,000 kilometers (25,000 miles) in the United States and Canada.

On June 28, 2001, the company and several of its operating subsidiaries voluntarily filed for protection under the Companies' Creditors Arrangement Act
(CCAA) in the Supreme Court of British Columbia. Concurrently, the company's principal U.S. subsidiary, 360networks (USA) inc., and 22 of its affiliates voluntarily filed for protection under Chapter 11 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court for the Southern District of New York. In October 2001, four operating subsidiaries that are part of the 360atlantic group of companies also voluntarily filed for protection in Canada. Insolvency proceedings for several subsidiaries of the company have been instituted in Europe and Asia. Additional information is available at www.360.net

This news release contains information about management's view of 360networks' future expectations, plans and prospects that constitute forward-looking statements for purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those indicated by these forward-looking statements as a result of a variety of factors including, but not limited to, the doubt as to 360networks' ability as a going concern, risks associated with efforts to restructure the obligations of 360networks, risks associated with proceedings commenced by 360networks and its subsidiaries under the Companies' Creditors Arrangement Act in Canada and the United States Bankruptcy Code, competitive developments, risks associated with 360networks' growth, regulatory risks, and other factors. 360networks assumes no obligation to update these forward-looking statements to reflect actual results, changes in assumptions or changes in factors affecting such forward-looking statements.
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FOR MORE INFORMATION, PLEASE CONTACT:

Michelle Gagne
Director of corporate communications
360networks
604.648.7703
michelle.gagne@360.net


                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       360networks inc.

                                       By: /s/ VANESSA WITTMAN
                                           -------------------
                                           Vanessa Wittman
                                           Chief Financial Officer

DATE: June 17, 2002